Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

April 1, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Christian Sandoe

Re:	The Japan Fund, Inc.
Preliminary Proxy Statement and Related Materials filed March 10, 2005
(File No. 811-01090)

Dear Mr. Sandoe:

      We refer to the Preliminary Proxy Statement on Schedule 14A and related materials filed by The Japan Fund, Inc. (the “Fund”) on March 10, 2005. On behalf of the Fund, we hereby (i) respond to the comments made by you in a telephone conversation on March 18, 2005 and (ii) as discussed with you in a telephone conversation yesterday, set forth additional revisions to the Preliminary Proxy Statement not related to your comments that the Fund intends to incorporate in the Definitive Proxy Statement when it is filed. Capitalized terms not defined herein have the meaning assigned to them in the Preliminary Proxy Statement. To assist in your review, the pages of the Preliminary Proxy Statement that contain revisions have been attached to this letter (as Appendix 1) and have been marked to show the revisions made (such attached pages are collectively referred to herein as the “Blackline”).

      As an initial matter, the Fund acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Fund. The Fund acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the proxy statement do not foreclose the Commission from taking any action with respect to the filing. The Fund acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I. Responses to SEC Comments.

      Set forth below are the Fund’s responses to your comments.

Comment 1. You indicated that the third sentence of the fourth full paragraph of the first page of the Chairman’s letter to shareholders was unclear because it could be read to mean that the Board could increase the 12b-1 Fee by 0.10% each year.

Response 1. The Fund confirms that the 12b-1 Fee may only be raised up to a maximum of 0.25% of the Fund’s average daily net assets. To remove any uncertainty, the sentence has, as shown on the Blackline, been revised to read as follows:

“After the first year, the Board will have the option to increase the 12b-1 fee by an additional 0.10% of the Fund's average daily net assets.”

Comment 2. You asked that the Fund put into bold-face type the last paragraph of the first page of the Preliminary Proxy Statement, which describes how shareholders may request copies of the Fund’s periodic reports.

Response 2. The Fund, as shown on the Blackline, has put that paragraph into bold-face type as you have requested.

Comment 3. You indicated that the Fund should provide, in the table on page 4 of the Preliminary Proxy Statement, the principal occupation (or occupations) of Mr. J. Douglas Azar since October 2000.

Response 3. As shown on the Blackline, the table has been revised to show that Mr. Azar has been retired since October 2000.

Comment 4. As your final comment, you stated that the Fund should indicate, in the table on page 4 of the Preliminary Proxy Statement, the nature of Mr. Lynn S. Birdsong’s work as a self-employed consultant.

Response 4. As shown on the Blackline, the table has been revised to show that Mr. Birdsong is a self-employed consultant in the asset management industry.

II. Additional Revisions to the Preliminary Proxy Statement.

      In addition to the revisions discussed above that were made in response to your comments, several additional revisions have been made to the Preliminary Proxy Statement and related materials. The Fund intends to incorporate these revisions in the Definitive Proxy Statement when it is filed. All of these additional revisions are shown on the Blackline as well. Please note that because the form of proxy card is difficult to read as rendered in the Blackline, I have attached a clean copy of it following the Blackline as Appendix 2.

      Thank you very much for your assistance with this filing. If you have any questions regarding this matter today, please do not hesitate to contact either the undersigned at (212) 450-4930 or Susan Baker at (212) 450-4291. After April 1, 2005, please contact Ms. Baker.

Sincerely,

/s/ Gregory S. Rowland
Gregory S. Rowland

Attachments

3

APPENDIX 1 — BLACKLINE

[April] [], 2005

Dear Shareholder:

     I am writing to ask you for your vote at the ~~Special~~ Meeting of Shareholders on June 1, 2005, where shareholders will be asked to elect directors to serve on the Fund’s Board of Directors and to approve a Rule 12b-1 distribution and shareholder servicing plan to permit the Fund to pay for certain marketing and distribution expenses. While you are, of course, welcome to join us at the ~~Special~~ Meeting of Shareholders, most shareholders cast their vote by filling out, signing, and returning the enclosed proxy card.

     Four of the current directors of the Fund—Shinji Fukukawa, Takeo Shiina, Yasuo Kanzaki, and I—are approaching the mandatory retirement age established by the Fund for directors. In light of the impending retirement of these directors, the Board of Directors of the Fund has determined that it would be in the best interest of the Fund to elect a slate of directors composed of several current members of the Board plus two candidates who would be new to the Board. This will permit the new directors to serve with current members of the Board of Directors and benefit from their accumulated knowledge and experience so as to ensure an orderly transition as Messrs. Fukukawa, Shiina, and Kanzaki and I retire over the next several years. Shareholder election of this slate will also give the Fund additional flexibility in satisfying certain legal requirements regarding the number of shareholder-elected directors.

     With respect to the 12b-1 plan, if it is approved by shareholders, the plan will replace the Fund’s current shareholder servicing plan and also permit the Fund to undertake certain marketing and distribution activities itself. The Board believes that the marketing and distribution activities permitted by the 12b-1 plan could, among other things, help to expand the shareholder base and size of the Fund and lower the expense ratio over time for shareholders.

     For at least one year following shareholder approval of the 12b-1 plan, the fee chargeable under the plan will be no greater than the current shareholder servicing fee, which will be eliminated upon approval of the plan. Thus, the 12b-1 fee will not increase the total level of fees currently paid by the Fund for at least one year. After the first year, the Board will have the option to increase the 12b-1 fee by an additional 0.10% of the Fund's average daily net assets ~~on an annual basis~~. The Board will increase the 12b-1 fee, however, only if it is deemed necessary to achieve marketing and distribution goals that are in the best interest of the Fund and its shareholders.

     Please take the time to read the enclosed materials. The Proxy Statement itself provides greater detail about the proposals and why they are being made. The Board recommends that you read the enclosed materials carefully and vote in favor of both proposals.

     To vote, simply fill out the enclosed proxy card—be sure to sign and date it—and return it to us in the enclosed postage-paid envelope. If you prefer, you can save time by voting through the Internet or by telephone as described on the enclosed proxy card.

THE JAPAN FUND, INC.

NOTICE OF ~~SPECIAL~~ MEETING OF SHAREHOLDERS

     Please take notice that a ~~Special~~ Meeting of Shareholders of The Japan Fund, Inc. (the “Fund”) will be held at the offices of Davis Polk & Wardwell located at 450 Lexington Avenue, New York, New York, on Wednesday, June 1, 2005, at 4:30 p.m., Eastern Time (the “Meeting”), for the purpose of voting on the following two proposals (the “Proposals”) and to transact such other business, if any, as may properly come before the Meeting:

  Proposal 1: To elect directors of the Fund; and

  Proposal 2: To approve a Rule 12b-1 distribution and shareholder servicing plan for the Fund.

     The Board recommends that shareholders vote FOR each Proposal.

     The persons named as proxies will vote in their discretion on any other business that may properly come before the Meeting or any adjournments or postponements thereof.

     Holders of record of shares of the Fund at the close of business on March 21, 2005 are entitled to vote at the Meeting and at any adjournments or postponements thereof. Shareholders are entitled to one vote for each share held. The Meeting will constitute the annual meeting of shareholders of the Fund for the year 2005.

     In the event that the necessary quorum to transact business or the vote required to approve any Proposal is not obtained at the Meeting, the persons named as proxies may propose one or more adjournments of the Meeting, in accordance with applicable law, to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the Meeting. If the necessary quorum is not obtained, the persons named as proxies will vote in favor of adjournment. If the necessary quorum is obtained, but the vote required to approve a Proposal is not obtained, the persons named as proxies will vote FOR any such adjournment those proxies which they are entitled to vote in favor of that Proposal and will vote AGAINST any such adjournment those proxies to be voted against that Proposal.

By Order of the Board,

Sofia Rosala
Secretary

[April] [], 2005

IMPORTANT—We urge you to sign and date the enclosed proxy card and return it in the enclosed addressed envelope which requires no postage (or to take advantage of the electronic or telephonic voting procedures described on the proxy card). Your prompt return of the enclosed proxy card (or your voting by other available means) may save the necessity and expense of further solicitations. If you wish to attend the ~~Special~~ Meeting of Shareholders and vote your shares in person at that time, you will still be able to do so.

THE JAPAN FUND, INC.

225 Franklin Street, 26th Floor
Boston, MA 02110-2801

PRELIMINARY PROXY STATEMENT — SUBJECT TO COMPLETION
(Definitive copy intended to be filed by April 1, 2005)

General

     This Proxy Statement is being furnished to shareholders of The Japan Fund, Inc. (the “Fund”). The Board of Directors (the “Board,” the directors of which are referred to as the “Directors”) of the Fund is soliciting proxies from the shareholders of the Fund for use at the ~~Special~~ Meeting of Shareholders of the Fund to be held at the offices of Davis Polk & Wardwell located at 450 Lexington Avenue, New York, New York 10017, on Wednesday, June 1, 2005, at 4:30 p.m., Eastern Time, or at such later time made necessary by any and all adjournments or postponements thereof (the “Meeting”) for the purpose of voting on the following two proposals (the “Proposals”) and to transact such other business, if any, as may properly come before the Meeting:

  Proposal 1: To elect directors of the Fund; and

  Proposal 2: To approve a 12b-1 distribution and shareholder servicing plan for the Fund.

     This Proxy Statement, the Notice of ~~Special~~ Meeting, and the proxy card are first being mailed to shareholders on or about [April] [], 2005 or as soon as practicable thereafter.

     The Fund provides periodic reports to its shareholders that highlight relevant information, including investment results and a review of portfolio changes. You may receive an additional copy of the most recent annual report for the Fund and the most recent semi-annual report for the Fund succeeding the annual report, without charge, by calling 1-800-53-JAPAN or writing the Fund, at the address shown above.

     indeterminate period. In the unanticipated event that any nominee for Director cannot be a candidate at the Meeting, the appointed proxies will vote their proxy in favor of the remaining nominees and, in addition, in favor of such substitute nominee (if any) as the Board shall designate. Alternatively, the proxies may vote in favor of a resolution reducing the number of Directors to be elected at the Meeting.

     The Board considers possible candidates to fill vacancies on the Board recommended to it by the Nominating Committee of the Board, which also reviews the qualifications of candidates recommended by shareholders and others. The Board recommends the slate of Director candidates to be proposed for election by shareholders and sets policies regarding retirement from the Board. Shareholders wishing to recommend any candidate for Director should submit in writing a brief description of the candidate’s business experience and other information relevant to the candidate’s qualifications to serve as a Director. Submissions should be mailed to the Secretary of the Fund at the address for the Fund given at the beginning of this Proxy Statement.

Information Concerning Nominees and Directors

     The following table sets forth certain information concerning each of the nominees for Director. No current Director who is not among the nominees for Director will continue to serve on the Board following the Meeting. The current address of all of the nominees is c/o The Japan Fund, Inc., 225 Franklin Street, 26th Floor, Boston, MA 02210-2801. Each individual’s age is in parentheses after his name. As set forth in the chart below, one of the nominees is considered by the Fund to be an “interested person” of the Fund as defined in the 1940 Act (an “Interested Person”). The term of office for each nominee elected Director will be until the next annual meeting of stockholders and until the election and qualification of a successor, or until such Director sooner dies, resigns or is removed as provided in the governing documents of the Fund. Because the Fund does not generally hold an annual meeting of stockholders, each nominee elected Director will hold office for an indeterminate period. Of the two nominees for Director who are not current Directors, Mr. Azar was recommended to the Nominating Committee by a non-management Director and an executive officer of the Fund (who is not affiliated with any of the Fund’s service providers), each of whom is also a security holder of the Fund, and Mr. Nagayama was recommended to the Nominating Committee by a non-management Director.

Non-Interested Nominees

Name, Age and Position(s) Held with the Fund	Length of Time Served	Principal Occupation(s) During Past 5 Years	No. of Portfolios in Fund Complex Overseen	Other Directorships Held
J. Douglas Azar (59); nominee for Director	Has not yet served as Director	Retired, October 2000 to present; Chief Executive Officer, US Retail Financial Services, ING (insurance), April 2000 to October 2000; Senior Executive Japan, American International Group (insurance), September 1996 to April 2000	1	Meritage, Inc. (machine tool distribution)
Lynn S. Birdsong (58); Director and nominee for Director	2003 to present	Self-employed consultant~~, April~~ in the asset management industry, November 2002 to present; Partner, George Birdsong Co. (specialty advertising), January 1981 to present; Managing Director, Zurich Scudder Investment (asset management), January 1979 to April 2002	1	The Hartford Funds; ~~Atlantic Whitehall Funds;~~ Berkshire Farm for Youth
Shinji Fukukawa (73) Director and nominee for Director	2001 to present	Executive Advisor, Dentsu Inc. (advertising), July 2002 to present; Senior Advisor, Global Industrial and Social Progress Research Institute (think tank), December ~~1998~~ 1988 to present; Chief Executive Officer, Dentsu Institute for Human Studies (think tank), November 1994 to June 2002	1	None

Name, Age and Position(s) Held with the Fund	Length of Time Served	Principal Occupation(s) During Past 5 Years	No. of Portfolios in Fund Complex Overseen	Other Directorships Held
William L. Givens (75); Director, Chairman of the Board, and nominee for Director[1]	1978 to present	President, Twain Associates (consulting firm), ~~1974~~1978 to present	1	None
Takeshi Isayama (62); Director and nominee for Director	January 2005 to present	Vice Chairman, Nissan Motor Co., September 2001 to present; Visiting Scholar, Asia Pacific Research Center, Stanford University, September 2000 to 2001; Adviser, Mitsui Marine & Fire Insurance Co., Ltd., October 1999 to August 2001; Adviser, Mechanical Social Systems Foundation (mechanical engineering research), October 1999 to 2000	1	None
Yoshihiko Miyauchi (69); Director and nominee for Director	1996 to present	Chairman and Chief Executive Officer, ORIX Corporation (financial services), 2000 to present; President and Chief Executive Officer, ORIX Corporation, December 1980 to April 2000	1	ORIX Baseball Club Co., Ltd., Nippon Venture Capital Co., Ltd., Fuji Xerox Co., Ltd., AOZORA BANK, LTD., Mercian Corporation, YASUDA AND PAMA LIMITED, ~~JAPAN FUND INC.,~~ ORIX Australia Corporation Limited, INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED, ORIX

1 If elected by shareholders, Mr. Givens must retire as a Director in November 2006 under the Board’s retirement policy, unless the policy is rescinded or modified prior to that date.

weighted average discount rate was 6.00% . Additionally, prior to the termination of the Retirement Plan, the Fund paid $12,500 to eligible participants from this program. The termination of the Retirement Plan resulted in net income to the Fund due to the amounts the Fund had accrued as pension expense under the Plan in previous years. Therefore, for the fiscal year ended December 31, 2004 as a whole, the Fund did not accrue any pension or retirement benefit expense.

     Other than the President of the Fund, who is employed solely by the Fund, the Fund does not compensate its officers or employees, since SEI makes these individuals available to the Fund to serve without compensation from the Fund.

     No member of the Board serves as a director or trustee for any other fund in the Fund Complex (as that term is defined in Item 22(a)(1)(vi) of Schedule 14A, 17 C.F.R. § 240.14a -101), including other funds advised by FMR.

     For the fiscal year ended December 31, 2004, total compensation plus reimbursement of expenses for all Directors and the President (the only officer who had aggregate compensation from the Fund for the most recently completed fiscal year in excess of $60,000) was $~~592,756.52.~~620,756.52.

     The Compensation Table set forth below provides certain information regarding the compensation paid, during the fiscal year ended December 31, 2004, to the President and to all Directors who are nominees for election as Director. No current Director who is not a nominee for Director will continue to serve as Director after the Meeting.

Compensation Table
for the fiscal year ended December 31, 2004

(1)	(2)	(3)	(4)	(5)

				Total
		Pension or		Compensation
		Retirement		From the Fund
		Benefits		and Fund
	Aggregate	Accrued as	Estimated	Complex
Name of Person,	Compensation	Part of Fund	Annual Benefits	Paid to Director
Position	from the Fund	Expenses	upon Retirement	or Officer

William L. Givens	$~~29,250.00~~34,500.00	$0	$0	$~~75,054.85~~80,304.85 [1]
Chairman

Lynn M. Birdsong	$~~19,500.00~~22,250.00	$0	$0	$~~19,500.00~~22,250.00
Director

1 In addition to the amount shown in column 2, in the fiscal year ended December 31, 2004, the Fund also paid $45,804.85 to Mr. Givens in connection with the termination of the Retirement Plan, as described above.

(1)	(2)	(3)	(4)	(5)

				Total
		Pension or		Compensation
		Retirement		From the Fund
		Benefits		and Fund
	Aggregate	Accrued as	Estimated	Complex
Name of Person,	Compensation	Part of Fund	Annual Benefits	Paid to Director
Position	from the Fund	Expenses	upon Retirement	or Officer

Shinji Fukukawa	$~~17,000.00~~24,500.00	$0	$0	$~~31,112.47~~38,612.47 [1]
Director

Takeshi Isayama	$0	$0	$0	$0
Director [2]

Yasuo Kanzaki	$~~16,000.00~~18,500.00	$0	$0	$~~31,257.60~~33,757.60[3]
Director

Yoshihiko Miyauchi	$~~16,750.00~~19,250.00	$0	$0	$~~48,787.74~~51,287.74[4]
Director
John F. McNamara	$145,663.32	$0	$0	$145,663.32
President

Shareholder Vote Required to Elect Directors

Election of the nominees for Director requires the affirmative vote of a plurality of the votes cast at the Meeting in person or by proxy. Proxies that reflect abstentions or broker non-votes (i.e. proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other person entitled to vote shares on a particular matter with respect to which such brokers or nominees do not have discretionary power) will be counted as shares that are present but which have not been voted. Accordingly, abstentions and broker non-votes will have no effect on the election of directors, although they will count toward the presence of a quorum.

1 In addition to the amount shown in column 2, in the fiscal year ended December 31, 2004, the Fund also paid $14,112.47 to Mr. Fukukawa in connection with the termination of the Retirement Plan, as described above.
2 Mr. Isayama was not a member of the Board during the fiscal year ended December 31, 2004.
3 In addition to the amount shown in column 2, in the fiscal year ended December 31, 2004, the Fund also paid $15,257.60 to Mr. Kanzaki in connection with the termination of the Retirement Plan, as described above.
4 In addition to the amount shown in column 2, in the fiscal year ended December 31, 2004, the Fund also paid $32,037.74 to Mr. Miyauchi in connection with the termination of the Retirement Plan, as described above.

      Any expense incurred by SIDCo under the SEI Related Agreement that is not reimbursable under the SEI Related Agreement at the time such expense is incurred (including expenses not reimbursable due to the Maximum Fee limit) may not be carried forward for future payment.

      The SEI Related Agreement will continue in effect from year-to-year only if such continuance is specifically approved annually by a vote of the Board, including a majority of the 12b-1 Directors. The SEI Related Agreement may be terminated at any time, without payment of any penalty, by SIDCo, by vote of a majority of the 12b-1 Directors or by vote of a majority of the outstanding voting securities of the Fund on 60 days’ written notice to any other party to the SEI Related Agreement. The SEI Related Agreement shall terminate automatically if assigned.

Shareholder Vote Required to Approve the 12b-1 Plan

      Approval of Proposal 2 requires the affirmative vote of the holders of a “majority of the outstanding voting securities” of the Fund. The term “majority of the outstanding voting securities,” as defined in the 1940 Act and as used in this Proxy Statement, means: the affirmative vote of the lesser of (i) 67% or more of the voting securities of the Fund present at the Meeting if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy or (ii) more than 50% of the outstanding voting securities of the Fund. For purposes of the vote on Proposal 2, abstentions and broker non-votes (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other person entitled to vote shares on a particular matter with respect to which such brokers or nominees do not have discretionary power) will have the effect of votes against the proposal, although they will be considered present for purposes of determining the existence of a quorum.

Board Recommendation

      The Board recommends that Shareholders of the Fund vote FOR the approval of the 12b-1 Plan.

Additional Information

General

     Holders of record of the shares of the Fund at the close of business on March 21, 2005 (the “Record Date”), as to any matter on which they are entitled to vote, will be entitled to one vote per share on all business of the Meeting. On March 21, 2005, there were ~~[ ]~~ 40,359,400.026 Class S shares of the Fund outstanding. No shares from any other class of shares of the Fund were outstanding on that date.

     The cost of preparing, printing, and mailing the enclosed proxy card and this Proxy Statement, and all other costs incurred in connection with the solicitation of proxies, including any additional solicitation made by letter, telephone, facsimile, or telegraph, will be borne by the Fund.

Appendix 1

Beneficial Owners of More than 5% of Any Class of the Fund’s Voting Securities

Title of	Name and Address of Beneficial	Amount and Nature of	Percent of
Class	Owner	Beneficial Ownership	Class

Class S	Charles Schwab & Co. Inc.	11,824,617.394 shares	29.33% of
	Attn: Mutual Funds Department	(for the benefit of	Class
	101 Montgomery Street	customers)
San Francisco, CA 94104-4122

A-1

~~YOUR~~ VOTE ~~IS IMPORTANT!~~
~~UNLESS VOTING BY TELEPHONE OR INTERNET,PLEASE SIGN, DATE AND MAIL~~
THIS PROXY CARD TODAY!
YOUR PROMPT RESPONSE WILL SAVE THE EXPENSE
OF ADDITIONAL MAILINGS
~~PROMPTLY USING THE ENCLOSED ENVELOPE.~~

~~The Japan Fund, Inc.~~

Your Proxy Vote is important!

And now you can Vote your Proxy on the
PHONE ~~or~~and the INTERNET.

It saves Money! Telephone and Internet voting
saves postage costs. Savings which can help
minimize expenses.

It saves Time! Telephone and Internet voting
is instantaneous – 24 hours a day.

It’s Easy! Just follow these simple steps:

1. Read your proxy statement and have it ~~and~~
~~this proxy card~~ at hand.

2. Call toll-free 1-866-241-~~6192,~~6192 or go to
~~Internet site~~website: https://vote.proxy-
~~Japan Fund Class S~~	direct.com.

3. Follow the recorded or on-screen
directions.
~~The Japan Fund, Inc.~~
4. Do not mail your ~~proxy card~~ Proxy Card
when you vote by phone or Internet.
~~Special Meeting of Shareholders~~

PRELIMINARY PROXY— SUBJECT TO COMPLETION
(Definitive copy intended to be filed by April 1, 2005)

PROXY CARD	THE JAPAN FUND, INC.	PROXY

CARD

JAPAN FUND CLASS S
PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ~~SPECIAL~~ MEETING OF SHAREHOLDERS, JUNE 1, 2005

The undersigned, revoking previous proxies with respect to the Shares (defined below), hereby appoint(s) ~~Clarissa Medeiros~~ Philip Masterson and  ~~Julie Vossler~~ James Ndiaye, each with full power of substitution, as my proxies to vote all shares (the “Shares”) of The Japan Fund, Inc. (the “Fund”)~~, as indicated below,~~ that I am entitled to vote at the ~~Special~~ Meeting of Shareholders of the Fund to be held in the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, NY 10017 on Wednesday, June 1, 2005, at 4:30 p.m. Eastern time, and any adjournments or postponements thereof (the “Meeting”), on the matters set forth in the Notice of Meeting and on this Proxy Card. All powers may be exercised by a majority of said proxy holders or substitutes voting or acting or, if only one votes and acts, then by that one.

~~THE BOARD OF DIRECTORS OF THE FUND RECOMMENDS A VOTE "FOR" BOTH PROPOSALS:~~

~~PROPOSAL 1.~~	~~The election of each of the following nominees to the Board of Directors of the Fund.~~
~~Nominees: J. Douglas Azar, Lynn S. Birdsong, Shinji Fukukawa, William L. Givens,~~
~~Takeshi Isayama, Yasuo Kanzaki, Yoshihiko Miyauchi, and Osamu Nagayama.~~

~~☐~~	~~For all nominees listed above~~ 	~~☐~~	~~Withhold authority to vote for all nominees~~	~~☐~~	~~For all nominees listed above except as noted to the contrary below~~

~~(INSTRUCTION: To withhold authority to vote for any individual nominee but not all nominees, check the box on the right and write that nominee’s name on the space provided below.)~~

~~PROPOSAL 2.~~	~~The adoption of the 12b-1 Plan.~~

~~☐~~	~~For Proposal 2~~	~~☐~~	~~Against Proposal 2~~	~~☐~~	~~Abstain on Proposal 2~~

This proxy will, when properly executed, be voted as directed herein by the signing Shareholder. If no direction is properly given when the duly executed Proxy is returned, this Proxy will be voted FOR the ~~foregoing Proposals.~~Proposals shown on the reverse side of this Proxy Card. The appointed proxies will also vote upon all matters incident to the conduct of the Meeting and upon such other matters as may properly be brought before the Meeting. The undersigned acknowledges receipt with this Proxy of a copy of the Notice of ~~Special~~ Meeting of Shareholders and the Proxy Statement of the Board of Directors. ~~Your signature(s) on this Proxy should be exactly as your name(s) appear on this Proxy. If the shares are held jointly, each holder should sign this Proxy. Attorneys-in-fact, executors, administrators, trustees, or guardians should indicate the full title and capacity in which they are signing.~~
VOTE VIA THE INTERNET: https://vote.proxy-direct.com
VOTE VIA THE TELEPHONE: 1-866-241-6192
999 9999 9999 999

VOTE THIS PROXY CARD TODAY!
YOUR PROMPT RESPONSE WILL SAVE THE EXPENSE
OF ADDITIONAL MAILINGS

Your signature(s) on this Proxy should be exactly as your name(s) appear on this Proxy. If the shares are held jointly, each holder should sign this Proxy. Attorneys-in-fact, executors, administrators, trustees, or guardians should indicate the full title and capacity in which they are signing.

Signature

Signature of joint owner, if any

Date

THE BOARD OF DIRECTORS OF THE FUND RECOMMENDS A VOTE “FOR” BOTH PROPOSALS.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK. Example: ■

1	.	The election of each of the following nominees to the Board of Directors of the Fund. Nominees:						FOR	WITHHOLD	FOR ALL

								ALL	ALL	EXCEPT

		01	J. Douglas Azar	02	Lynn S. Birdsong	03	Shinji Fukukawa	☐	☐	☐

		04	William L. Givens	05	Takeshi Isayama	06	Yasuo Kanzaki

		07	Yoshihiko Miyauchi	08	Osamu Nagayama

		INSTRUCTION: To withhold authority to vote for certain individual nominees but not all nominees, mark the box on the right and write the name(s) of such nominee(s) on the space provided below:

			FOR	AGAINST	ABSTAIN

2	The adoption of the 12b-1 Plan.		☐	☐	☐

~~Dated: , 2005~~

~~Signature of Shareholder~~

~~Signature (Joint owners)~~

PLEASE DATE, SIGN AND RETURN PROMPTLY USING THE ENCLOSED, POSTAGE-PAID ENVELOPE WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING; YOU MAY, NEVERTHELESS, VOTE IN PERSON IF YOU DO ATTEND.

JPS_15103

APPENDIX 2 — REVISED PROXY CARD

VOTE THIS PROXY CARD TODAY!
YOUR PROMPT RESPONSE WILL SAVE THE EXPENSE
OF ADDITIONAL MAILINGS

Your Proxy Vote is important!

And now you can Vote your Proxy on the
PHONE and the INTERNET.

It saves Money! Telephone and Internet
voting saves postage costs. Savings which
can help minimize expenses.

It saves Time! Telephone and Internet
voting is instantaneous – 24 hours a day.

It’s Easy! Just follow these simple steps:

1. Read your proxy statement and have it at
hand.

2. Call toll-free 1-866-241-6192 or go to
website: https://vote.proxy-direct.com

3. Follow the recorded or on-screen
directions.

4. Do not mail your Proxy Card when you
vote by phone or Internet.
PRELIMINARY PROXY—SUBJECT TO COMPLETION
(Definitive copy intended to be filed by April 1, 2005)
PROXY CARD	THE JAPAN FUND, INC.	PROXY CARD

JAPAN FUND CLASS S
PROXY SOLICITED BY THE BOARD OF DIRECTORS FOR
THE MEETING OF SHAREHOLDERS, JUNE 1, 2005

The undersigned, revoking previous proxies with respect to the Shares (defined below), hereby appoint(s) Philip Masterson and James Ndiaye, each with full power of substitution, as my proxies to vote all shares (the “Shares”) of The Japan Fund, Inc. (the “Fund”) that I am entitled to vote at the Meeting of Shareholders of the Fund to be held in the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, NY 10017 on Wednesday, June 1, 2005, at 4:30 p.m. Eastern time, and any adjournments or postponements thereof (the “Meeting”), on the matters set forth in the Notice of Meeting and on this Proxy Card. All powers may be exercised by a majority of said proxy holders or substitutes voting or acting or, if only one votes and acts, then by that one.

This proxy will, when properly executed, be voted as directed herein by the signing Shareholder. If no direction is properly given when the duly executed Proxy is returned, this Proxy will be voted FOR the Proposals shown on the reverse side of this Proxy Card. The appointed proxies will also vote upon all matters incident to the conduct of the Meeting and upon such other matters as may properly be brought before the Meeting. The undersigned acknowledges receipt with this Proxy of a copy of the Notice of Meeting of Shareholders and the Proxy Statement of the Board of Directors.

VOTE VIA THE INTERNET: https://vote.proxy-direct.com
VOTE VIA THE TELEPHONE: 1-866-241-6192
999 9999 9999 999

Your signature(s) on this Proxy should be exactly as your name(s) appear on this Proxy. If the shares are held jointly, each holder should sign this Proxy. Attorneys-in-fact, executors, administrators, trustees, or guardians should indicate the full title and capacity in which they are signing.

Signature

Signature of joint owner, if any

Date

VOTE THIS PROXY CARD TODAY!
YOUR PROMPT RESPONSE WILL SAVE THE EXPENSE
OF ADDITIONAL MAILINGS

THE BOARD OF DIRECTORS OF THE FUND RECOMMENDS A VOTE “FOR” BOTH PROPOSALS.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK. Example: ■

1	The election of each of the following nominees to the Board of Directors of the Fund. Nominees:						FOR	WITHHOLD	FOR ALL

							ALL	ALL	EXCEPT

	01	J. Douglas Azar	02	Lynn S. Birdsong	03	Shinji Fukukawa	☐	☐	☐
	04	William L. Givens	05	Takeshi Isayama	06	Yasuo Kanzaki
	07	Yoshihiko Miyauchi	08	Osamu Nagayama
	INSTRUCTION: To withhold authority to vote for certain individual nominees but not all nominees, mark the box on the right and write the name(s) of such nominee(s) on the space provided below:

							FOR	AGAINST	ABSTAIN

2	The adoption of the 12b-1 Plan						☐	☐	☐

PLEASE DATE, SIGN AND RETURN PROMPTLY USING THE ENCLOSED, POSTAGE-PAID ENVELOPE WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING; YOU MAY, NEVERTHELESS, VOTE IN PERSON IF YOU DO ATTEND.

JPS_15103